Form 10-K, Exhibit 13
period 1994-02-28
CURTIS HELENE INDUSTRIES INC /DE/
filed 1994-05-27
CIK 745142

                                                                      EXHIBIT 13

FINANCIAL TABLE OF CONTENTS

Management's Report                                         17

Ten-Year Summary                                            18

Common Stock Data                                           18

Management's Discussion and Analysis                        20

Consolidated Financial Statements                           22

Notes to Consolidated Financial Statements                  26

Independent Accountants' Report                             33

Management Information                                      34

Corporate and Stockholder Information                       35


- -------------------------------------------------------------------------------

MANAGEMENT'S REPORT              Helene Curtis Industries, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

The consolidated financial statements presented in this annual report have been prepared by the Company in conformity with generally accepted accounting principles. The management of Helene Curtis Industries, Inc. is responsible for all information and representations made in this report and for the integrity and objectivity of the financial statements. The statements include informed judgements and estimates necessary for their preparation.
    Systems of internal accounting controls are designed to be cost-effective while providing reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are properly recorded and that financial statements conform in all material respects with generally accepted accounting principles. Internal accounting control systems and related financial policies and procedures are communicated to employees responsible for accounting and reporting activities. The systems are continually reviewed and modified, where appropriate.
    Internal auditors, using audit programs designed to determine compliance with financial policies and procedures and the systems of internal accounting controls, independently monitor the effectiveness of the Company's application of these control systems. Their findings are reported to operating management for resolution as needed.
    The selection of the Company's independent accountants, Coopers & Lybrand, has been approved by the Board of Directors. The audit of the Company's consolidated financial statements by the independent accountants is made in accordance with generally accepted auditing standards and is coordinated with the Company's internal audit program.
    The Audit Committee, comprised solely of outside directors who are not employees of the Company, meets regularly with the independent accountants and with management to review the results and findings of the audit work, the evaluation of the adequacy of internal controls and the quality of financial reporting. The internal auditors, as well as all financial and other personnel of the Company, are available to the Audit Committee and to the independent accountants. Reports of the internal auditors are, as a matter of regular procedure, available to the independent accountants and to the Audit Committee.


/s/ Ronald J. Gidwitz                    /s/ Mary J. Oyer
Ronald J. Gidwitz                        Mary J. Oyer
President and Chief Executive Officer    Vice President and Corporate Controller

TEN-YEAR SUMMARY
- -------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data


Years ended February 28 or 29,                           1994            1993          1992        1991           1990
- ----------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
     Net sales . . . . . . . . . . . . . . . .     $1,187,081      $1,167,819    $1,019,911    $  867,708     $  690,863
     Gross profit. . . . . . . . . . . . . . .     $  657,414      $  653,372    $  565,931    $  493,293     $  403,380
     Gross profit percent. . . . . . . . . . .           55.4%           55.9%         55.5%         56.9%          58.4%
     Earnings before income taxes. . . . . . .     $   27,486      $   40,492    $   35,622    $   16,272     $   30,196
     Earnings. . . . . . . . . . . . . . . . .     $   14,293      $   22,109    $   19,236    $    6,502     $   17,446
     Earnings per share. . . . . . . . . . . .     $     1.51      $     2.33    $     2.04    $      .70     $     1.87
     Average number of
        shares outstanding . . . . . . . . . .      9,476,484       9,506,541     9,439,493     9,323,897      9,320,787
     Dividends paid per share:
        Common Stock . . . . . . . . . . . . .     $      .24      $      .24    $      .20    $      .20     $     .175
        Class B Common Stock . . . . . . . . .     $      .19      $      .19    $      .15    $      .15     $     .125

- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
     Total assets. . . . . . . . . . . . . . .     $  612,483      $  600,085    $  542,380    $  479,981     $  403,476
     Working capital . . . . . . . . . . . . .     $  151,195      $  151,484    $  146,931    $  121,189     $  124,467
     Current ratio . . . . . . . . . . . . . .            1.7             1.7           1.7           1.7            2.0
     Long-term debt. . . . . . . . . . . . . .     $  160,990      $  154,438    $  146,412    $  126,298     $  108,545
     Stockholders' equity. . . . . . . . . . .     $  199,444      $  186,200    $  168,455    $  150,971     $  148,826
     Stockholders' equity per share. . . . . .     $    21.12      $    19.85    $    18.07    $    16.36     $    16.21
     Return on stockholders' equity. . . . . .            6.7%           12.5%         12.0%          1.1%          12.0%
     Capital expenditures. . . . . . . . . . .     $   44,991      $   35,381    $   35,583    $   32,307     $   49,319

- ----------------------------------------------------------------------------------------------------------------------

     Per-share data reflects a two-for-one stock split in 1990.
     Gross profit and gross profit percent amounts for all years prior to 1994 were restated to reflect the reclassification of certain amounts to conform to the current year's presentation.


COMMON STOCK DATA
- -------------------------------------------------------------------------------
     Helene Curtis Industries, Inc. shares are traded on the New York Stock Exchange (ticker symbol: HC).
     The market price ranges and close, by quarter, for the past two fiscal years were:

                                                                 1994                               1993
- --------------------------------------------------------------------------------------------------------------------
                                                       HIGH       LOW      CLOSE          High       Low      Close
- --------------------------------------------------------------------------------------------------------------------
     First quarter . . . . . . . . . . . . . .         43 3/4    32 1/4    33 3/4         42 1/8    34 1/2    36
     Second quarter. . . . . . . . . . . . . .         34 1/8    25 3/4    26 3/4         36 1/8    30 1/4    33
     Third quarter . . . . . . . . . . . . . .         27 3/4    25        26 1/2         43 1/2    31 7/8    43 1/2
     Fourth quarter. . . . . . . . . . . . . .         29 1/8    24 7/8    25 3/4         47 3/8    41 1/4    43 1/2

     Number of stockholders of record at February 28, 1994: 1,687


TEN-YEAR SUMMARY                                                      Helen Curtis Industries, Inc. And Subsidiaries
- ---------------------------------------------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data


- ----------------------------------------------------------------------------------------------------------------------
Years ended February 28 or 29,                           1989            1988          1987        1986           1985
- ----------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
     Net sales . . . . . . . . . . . . . . . .      $ 584,497       $ 458,519     $ 373,927   $ 336,185      $ 306,736
     Gross profit. . . . . . . . . . . . . . .      $ 352,406       $ 275,068     $ 222,729   $ 198,959      $ 179,199
     Gross profit percent. . . . . . . . . . .           60.3%           60.0%         59.6%       59.2%          58.4%
     Earnings before income taxes. . . . . . .      $  25,803       $  19,483     $  20,212   $  17,575      $  (1,988)
     Earnings. . . . . . . . . . . . . . . . .      $  15,224       $  10,618     $  10,157   $   9,139      $   1,216
     Earnings per share. . . . . . . . . . . .      $    1.81       $    1.44     $    1.38   $    1.25      $     .17
     Average number of shares outstanding. . .      8,422,052       7,380,286     7,335,316   7,337,998      7,339,046
     Dividends paid per share:
        Common Stock. . . . . . . . . . . . . . .   $     .15       $     .15     $     .15          --             --
        Class B Common Stock. . . . . . . . . . .   $     .10       $     .10     $     .10          --             --

- ----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
     Total assets. . . . . . . . . . . . . . .      $ 325,193       $ 236,662     $ 198,182   $ 175,483      $ 181,096
     Working capital . . . . . . . . . . . . .      $  87,283       $  53,309     $  48,926   $  45,972      $  50,388
     Current ratio . . . . . . . . . . . . . .            1.7             1.5           1.6         1.7            1.7
     Long-term debt. . . . . . . . . . . . . .      $  50,833       $  32,403     $  28,882   $  29,904      $  46,518
     Stockholders' equity. . . . . . . . . . .      $ 131,795       $  88,827     $  77,408   $  67,286      $  55,490
     Stockholders' equity per share. . . . . .      $   14.44       $   11.98     $   10.54   $    9.17      $    7.56
     Return on stockholders' equity. . . . . .           13.1%           13.0%         14.2%       18.0%           5.0%
     Capital expenditures. . . . . . . . . . .      $  35,563       $  15,903     $  13,182   $  13,021      $  14,449
- ----------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS                    Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------


RESULTS OF OPERATIONS
- -------------------------------------------------------------------------------
OVERVIEW

    Fiscal year 1994 was extremely challenging. The largest market in which the Company competes, U.S. hair care, was down slightly from the prior year. Despite the challenging conditions, the Company's consolidated net sales were a record $1.19 billion in 1994, compared to $1.17 billion in 1993, representing an increase of $19 million, or 2%. Higher sales in international markets and the U.S. antiperspirant/deodorant market were offset by lower sales in the U.S. hair care market.
    While the Company does not see any dramatic change in the markets in which it competes, it is well positioned to grow in both sales and profits for fiscal year 1995 and beyond. While doing this, the Company will continue to build for the long term taking the strategic initiatives necessary to remain a key competitor. As in the past, the Company will continue to support existing brands (through aggressive promotion/advertising programs and relaunches) and will also create new brands using proprietary product innovations.
    The Company's future results may continue to be affected by a number of uncertainties regarding economic and market conditions; increased levels of competitive activity; foreign currency exchange rates; and interest rates.

- -------------------------------------------------------------------------------
FISCAL 1994 COMPARED WITH FISCAL 1993
    Domestic net sales decreased approximately 5%, compared with the prior year, largely due to the decline in sales of the Company's hair care brands-- particularly Salon Selectives and Vibrance. This decline can be attributed to a decrease in the U.S. hair care market, intense competitive activity and a reduction in retail inventory levels. Sales of the Company's professional hair care products also declined as a result of lower sales of perm products due to current style trends and a decrease in salon traffic attributable to an uncertain economy. These disappointing results were partially offset by increases in sales of Suave skin lotion and in the antiperspirant/deodorant category where the Company's two brands, Degree and Suave, recorded sales increases of almost 9%--significantly higher than the market growth rate.
    International net sales increased approximately 17%, compared with the prior year, largely due to favorable currency translation in Japan where sales increased 16%. On a local currency basis, sales increased 1% in Japan in spite of a weak economy and changing distribution environment. Conversely, significantly higher local currency sales in the United Kingdom and Canada were mostly offset by the unfavorable impact of currency translation. Sales from the Company's two newest wholly-owned subsidiaries in Scandinavia and Italy also contributed to the increase in international sales.
    Cost of sales increased $15 million, or 3%, in 1994 mainly due to higher sales volume. As a percentage of net sales, cost of sales increased to 44.6% in 1994 from 44.1% in 1993, primarily due to changes in product mix. Domestically, the shift was unfavorable as sales of higher gross profit margin products, such as Salon Selectives and Vibrance, decreased. Internationally, gross profit margins improved reflecting the introduction of higher margin products in the Company's two new subsidiaries and Japan.
    Selling, general and administrative expenses increased $17 million, or 3%, in 1994. As a percentage of net sales, these expenses increased to 52.4% in 1994 from 51.8% in 1993. Selling and marketing expenses were higher in response to increased competition and difficult market conditions; and support of new product and subsidiary initiatives in international markets. These increases were partially offset by significantly lower executive bonus and profit sharing expenses as a result of the Company's lower than expected earnings performance.
    Interest expense remained constant at $8 million in 1994 and 1993 as the lower cost of borrowing was offset by higher levels of borrowing compared to the prior year.
    The effective tax rate increased to 48% in 1994, compared with 45% in 1993, principally due to the increase in the statutory U.S. federal tax rate of 1% and higher effective tax rates for the Company's international operations compared to the prior year.
    Earnings before the cumulative effect of the accounting change discussed below decreased approximately 35% to $14 million ($1.51 per share) in 1994 from $22 million ($2.33 per share) in 1993. The decrease was primarily due to a shift in sales mix toward products with a lower profit margin, higher selling and marketing expenses (as a percentage of net sales) and a higher effective tax rate.
    As part of adopting Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," the cumulative effect resulted in a one-time, non-cash charge against earnings of $2.2 million, or $1.4 million ($.14 per share) after taxes. This new standard requires the accrual of postretirement benefits during the years an employee provides service to the Company. These expenses were previously recognized on a cash basis.

                                Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------


RESULTS OF OPERATIONS (continued)
- -------------------------------------------------------------------------------
FISCAL 1993 COMPARED WITH FISCAL 1992
    Consolidated net sales in 1993 were $1.17 billion, representing an increase of $148 million, or 15% over 1992. This increase reflected significant growth in all of the Company's product categories, domestically and internationally.
    Domestic net sales increased approximately 13%, compared with the prior year. This increase was primarily attributable to the continued strength of the Suave brand and the introduction of Vibrance - the Company's newest brand of shampoos and conditioners - launched in December 1991. Substantial percentage increases in both of the Company's antiperspirant/deodorant brands, Degree and Suave, also contributed to the increase in net sales. Net sales for the Company's professional products showed strong percentage increases from the prior year.
    International net sales increased approximately 19%, compared with the prior year. This increase was led by a 22% (15% in local currency) growth rate in Japan due to significant sales gains for Salon Selectives brand products. Salon Selectives also performed well in the United Kingdom and Australia, following its fiscal 1992 introductions in those markets.
    Cost of sales increased $60 million, or 13%, in 1993 as a result of higher sales volume. As a percentage of net sales, cost of sales decreased to 44.1% in 1993 from 44.5% in 1992, primarily due to the introduction of products with higher gross profit margins and decreases in certain component costs.
    Selling, general and administrative expenses increased $85 million, or 16%, in 1993. As a percentage of net sales, these expenses increased to 51.8% in 1993 from 51.0% in 1992. The increase as a percentage of net sales was principally due to the increase in promotion initiatives including the support of new product launches, as well as both trade customer and consumer activities for established products.
    Interest expense decreased to $8 million in 1993 from $10 million in 1992, as a result of a lower cost of borrowing due to generally declining interest rates in the marketplace. The lower cost was partially offset by higher levels of borrowing during 1993 to support capital spending.
    Income taxes increased with earnings while the effective tax rate decreased to 45% in 1993, compared with 46% in 1992.
    Earnings increased approximately 15% to $22 million ($2.33 per share) in 1993 from $19 million ($2.04 per share) in 1992. The increase was primarily due to higher net sales as reduced interest expense and the lower cost of sales (as a percentage of net sales) were mostly offset by higher selling, general and administrative expenses (as a percentage of net sales). New product launches, such as Vibrance and Suave facial care in the U.S., and a response to increased competition in Japan resulted in higher advertising and promotional spending in the current year.

FINANCIAL CONDITION
- -------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
    Cash and equivalents decreased to $3 million at year end, compared with $8 million the prior year. The Company continues to fund capital expenditures through cash provided from operations and additional borrowings.
    Net cash provided by operating activities increased 31% to $38 million in 1994 from $29 million in 1993, as lower earnings in 1994 compared to 1993 were more than offset by the favorable cash flow impact of changes in operating assets and liabilities. The decrease in receivables of $12 million was largely due to the corresponding fourth-quarter decrease in net sales (excluding impact of exchange rate changes) as compared with the fourth quarter of the prior year. The decrease in payables and accrued expenses of $16 million was primarily due to the timing of purchases and payments affecting trade payables and the reduction of certain compensation related accruals which are based on the Company's earnings performance. At year end, working capital of $151 million and the current ratio of 1.7 to 1 were the same as the prior year end.
    Capital spending increased to $45 million in 1994 from $35 million in 1993. The capital expenditures in both years included a large number of moderate investments primarily to increase the Company's manufacturing and distribution output and efficiencies. One of the larger capital expenditures in 1994 was the continued investment in a multi-year project to manufacture antiperspirant/deodorant sticks in-house which will result in long-term cost savings in this rapidly growing category. The Company expects to continue this level of investment to support the business operations.
    The total debt to capitalization ratio decreased to 46% at year end, compared with 47% the prior year as total debt increased slightly to $168 million from $164 million. The effect of the increase in total debt was more than offset by the increase in stockholders' equity from the current year's net earnings. In March of 1994, the Company borrowed $50 million under a private placement agreement whereby senior unsecured notes were issued. These notes mature in March 2001 and 2004. The funds will be used for general corporate purposes and to refinance existing debt.
    Dividend payments remained constant at $2.2 million in 1994 and 1993. The Company's dividend policy is to grant a quarterly dividend of six cents per share to holders of its Common Stock, and one cent per share in the first quarter and six cents per share in each of the final three quarters of the fiscal year for holders of its Class B Common Stock. The Company expects to grant the same quarterly dividends in 1995.
    Management believes the funds to be provided from operations and present credit arrangements will be sufficient to meet the Company's anticipated working capital needs and capital expenditure requirements.

CONSOLIDATED STATEMENTS
OF EARNINGS                     Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data


Years ended February 28 or 29,                                    1994           1993           1992
- ----------------------------------------------------------------------------------------------------
NET SALES. . . . . . . . . . . . . . . . . . . . . . .      $1,187,081     $1,167,819     $1,019,911
                                                            ----------     ----------     ----------
Costs and expenses:
  Cost of sales. . . . . . . . . . . . . . . . . . . .         529,667        514,447        453,980
  Selling, general and administrative. . . . . . . . .         622,288        605,113        520,049
  Interest . . . . . . . . . . . . . . . . . . . . . .           7,640          7,767         10,260
                                                            ----------     ----------     ----------
                                                             1,159,595      1,127,327        984,289
                                                            ----------     ----------     ----------

EARNINGS BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE . . . . .          27,486         40,492         35,622
Provision for income taxes . . . . . . . . . . . . . .          13,193         18,383         16,386
                                                            ----------     ----------     ----------

EARNINGS BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE . . . . . . . . . . . . . . . .          14,293         22,109         19,236
Cumulative effect of accounting change . . . . . . . .          (1,351)            --             --
                                                            ----------     ----------     ----------
NET EARNINGS . . . . . . . . . . . . . . . . . . . . .      $   12,942     $    2,109     $   19,236
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

NET EARNINGS PER SHARE:
  Earnings before cumulative effect
    of accounting change . . . . . . . . . . . . . . .      $     1.51     $     2.33     $     2.04
  Cumulative effect of accounting change . . . . . . .            (.14)            --             --
                                                            ----------     ----------     ----------
  Net earnings . . . . . . . . . . . . . . . . . . . .      $     1.37     $     2.33     $     2.04
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
Average number of shares outstanding . . . . . . . . .       9,476,484      9,506,541      9,439,493
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS     Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands


As of February 28,                                                1994           1993
- -------------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and equivalents . . . . . . . . . . . . . . .       $   2,802      $   7,564
    Receivables--net . . . . . . . . . . . . . . . . .         242,514        245,769
    Inventories. . . . . . . . . . . . . . . . . . . .         102,344        102,095
    Other current assets . . . . . . . . . . . . . . .          20,059         22,406
                                                             ---------      ---------
       Total current assets. . . . . . . . . . . . . .         367,719        377,834
                                                             ---------      ---------

  Property, plant and equipment:
    Land . . . . . . . . . . . . . . . . . . . . . . .          16,142         16,129
    Buildings and improvements . . . . . . . . . . . .         102,271         90,852
    Machinery and equipment. . . . . . . . . . . . . .         128,012        112,715
    Construction in progress . . . . . . . . . . . . .          46,246         33,692
                                                             ---------      ---------
                                                               292,671        253,388
    Less accumulated depreciation. . . . . . . . . . .          77,402         60,986
                                                             ---------      ---------
       Net property, plant and equipment . . . . . . .         215,269        192,402
                                                             ---------      ---------
  Other assets . . . . . . . . . . . . . . . . . . . .          29,495         29,849
                                                             ---------      ---------
  Total assets . . . . . . . . . . . . . . . . . . . .       $ 612,483      $ 600,085
                                                             ---------      ---------
                                                             ---------      ---------
- -------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Short-term debt. . . . . . . . . . . . . . . . . .       $   7,361      $   9,252
    Accounts payable . . . . . . . . . . . . . . . . .          99,566        106,759
    Income taxes . . . . . . . . . . . . . . . . . . .           8,401          9,425
    Advertising and promotion. . . . . . . . . . . . .          54,843         55,029
    Other accrued expenses . . . . . . . . . . . . . .          46,353         45,885
                                                              --------       --------
       Total current liabilities . . . . . . . . . . .         216,524        226,350
  Long-term debt . . . . . . . . . . . . . . . . . . .         160,990        154,438
  Deferred income taxes. . . . . . . . . . . . . . . .          15,230         15,720
  Accrued retirement and other benefits. . . . . . . .          20,295         17,377
                                                              --------       --------
       Total liabilities . . . . . . . . . . . . . . .         413,039        413,885
                                                              --------       --------

  Stockholders' equity:
    Common Stock, issued 7,921,471 shares (1994)
       and 7,913,771 (1993). . . . . . . . . . . . . .           3,961          3,957
    Class B Common Stock, issued 3,072,669 shares (1994)
       and 3,080,369 (1993). . . . . . . . . . . . . .           1,536          1,540
    Capital in excess of par value . . . . . . . . . .          40,548         39,032
    Retained earnings. . . . . . . . . . . . . . . . .         161,045        150,318
    Currency translation adjustment. . . . . . . . . .           1,218            543
    Treasury shares (Common), 1,114,031 (1994)
       and 1,168,673 (1993), at cost . . . . . . . . .          (8,864)        (9,190)
                                                             ---------      ---------
       Total stockholders' equity. . . . . . . . . . .         199,444        186,200
                                                             ---------      ---------
  Total liabilities and stockholders' equity . . . . .       $ 612,483      $ 600,085
                                                             ---------      ---------
                                                             ---------      ---------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS                   Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands


Years ended February 28 or 29,                                    1994           1993           1992
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings . . . . . . . . . . . . . . . . . . . .         $12,942        $22,109        $19,236
  Adjustments to net earnings:
    Depreciation and amortization. . . . . . . . . . .          25,717         22,277         18,765
    Provision for deferred taxes . . . . . . . . . . .           1,656          2,733           (180)
    Cumulative effect of accounting change . . . . . .           1,351             --             --
    Other. . . . . . . . . . . . . . . . . . . . . . .           1,256          4,519          2,599
    Changes in operating assets and liabilities:
      Receivables--net . . . . . . . . . . . . . . . .          11,826        (21,961)       (33,029)
      Inventories. . . . . . . . . . . . . . . . . . .           1,186         (7,910)         1,731
      Payables and accrued expenses. . . . . . . . . .         (16,482)        19,407         17,868
      Other. . . . . . . . . . . . . . . . . . . . . .          (1,865)       (12,191)        (2,120)
                                                               -------        -------        -------
        Net cash provided by operating activities. . .          37,587         28,983         24,870
                                                               -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures . . . . . . . . . . . . . . . .         (44,991)       (35,381)       (35,583)
  Other  . . . . . . . . . . . . . . . . . . . . . . .            (815)        (6,527)          (360)
                                                               -------        -------        -------
        Net cash used by investing activities. . . . .         (45,806)       (41,908)       (35,943)
                                                               -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings . . . . . . . . . . . . . .          18,852         71,343         42,427
  Repayment of borrowings. . . . . . . . . . . . . . .         (14,199)       (57,347)       (22,564)
  Dividends paid . . . . . . . . . . . . . . . . . . .          (2,215)        (2,195)        (1,790)
  Other  . . . . . . . . . . . . . . . . . . . . . . .             589           (471)           (75)
                                                               -------        -------        -------
        Net cash provided by financing activities. . .           3,027         11,330         17,998
                                                               -------        -------        -------
Effect of exchange rate changes on cash
  and equivalents. . . . . . . . . . . . . . . . . . .             430           (382)           353
                                                               -------        -------        -------
Increase (decrease) in cash and equivalents. . . . . .          (4,762)        (1,977)         7,278
Cash and equivalents at beginning of year. . . . . . .           7,564          9,541          2,263
                                                               -------        -------        -------
Cash and equivalents at end of year. . . . . . . . . .         $ 2,802        $ 7,564        $ 9,541
                                                               -------        -------        -------
                                                               -------        -------         ------

- ----------------------------------------------------------------------------------------------------
Supplemental cash flow data:
  Cash paid during the year for:
    Interest . . . . . . . . . . . . . . . . . . . . .         $ 7,702        $ 8,117        $10,291
    Income taxes . . . . . . . . . . . . . . . . . . .         $13,035        $14,509        $15,200
- ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY         Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands


                                                                 Class B                                         Treasury Shares
                                      Common Stock          Common Stock  Capital in                Currency            (Common)
                                ------------------   -------------------   Excess of    Retained Translation  ------------------
                                   Shares   Amount      Shares    Amount   Par Value    Earnings  Adjustment     Shares   Amount
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 1991 . .  7,711,766   $3,856   3,282,374    $1,641     $34,919    $112,958      $1,904  1,314,357  $(4,307)
 Net earnings 1992 . . . . . .                                                            19,236
 Currency translation
    adjustment . . . . . . . .                                                                            96
 Issuance of treasury stock
    for various plans. . . . .                                                 1,698                           (152,821)     583
 Repurchase of
    Common Stock . . . . . . .                                                                                   65,894   (2,339)
 Exchange of Class B
    Common Stock for
    Common Stock . . . . . . .    201,665      101    (201,665)     (101)
 Cash dividends paid . . . . .                                                            (1,790)
                                ---------   ------   ---------    ------     -------    --------      ------  ---------  -------
BALANCE, FEBRUARY 29, 1992 . .  7,913,431   $3,957   3,080,709    $1,540     $36,617    $130,404      $2,000  1,227,430  $(6,063)
 Net earnings 1993 . . . . . .                                                            22,109
 Currency translation
    adjustment . . . . . . . .                                                                        (1,457)
 Issuance of treasury stock
    for various plans. . . . .                                                 2,415                           (152,453)     906
 Repurchase of
    Common Stock . . . . . . .                                                                                   93,696   (4,033)
 Exchange of Class B
    Common Stock for
    Common Stock . . . . . . .        340                 (340)
 Cash dividends paid . . . . .                                                            (2,195)
                                ---------   ------   ---------    ------     -------    --------      ------  ---------  -------
BALANCE, FEBRUARY 28, 1993 . .  7,913,771   $3,957   3,080,369    $1,540     $39,032    $150,318      $  543  1,168,673  $(9,190)
 Net earnings 1994 . . . . . .                                                            12,942
 Currency translation
    adjustment . . . . . . . .                                                                           675
 Issuance of treasury stock
    for various plans. . . . .                                                 1,516                            (68,750)     543
 Repurchase of
    Common Stock . . . . . . .                                                                                   14,108     (217)
 Exchange of Class B
    Common Stock for
    Common Stock . . . . . . .      7,700        4      (7,700)       (4)
 Cash dividends paid . . . . .                                                            (2,215)
                                ---------   ------   ---------    ------     -------    --------      ------  ---------  -------
BALANCE, FEBRUARY 28, 1994 . .  7,921,471   $3,961   3,072,669    $1,536     $40,548    $161,045      $1,218  1,114,031  $(8,864)
                                ---------   ------   ---------    ------     -------    --------      ------  ---------  -------
                                ---------   ------   ---------    ------     -------    --------      ------  ---------  -------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------
The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Subsidiaries located outside the United States and Canada have been included on the basis of their years ended December 15 or 31 to facilitate timely consolidation of financial statements.
    Assets and liabilities of foreign operations are translated at year-end rates of exchange and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are generally included in net earnings and were not material in any of the years presented.
    The Company considers securities with original maturities of three months or less to be cash equivalents.
    Property, plant and equipment is stated at cost. Provision for depreciation is computed principally using the straight-line method over estimated useful lives.
    Income taxes are provided based on the provisions of Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period of enactment.
    Certain prior year amounts have been reclassified to conform to the current year's presentation.
    Additional significant accounting policies are presented in the following notes, as appropriate.

2. RECEIVABLES
- -------------------------------------------------------------------------------
Receivables, principally trade, consist of the following amounts at February 28:

                                                             1994          1993
- -------------------------------------------------------------------------------
Accounts receivable. . . . . . . . . . . . . . . .       $187,452      $198,968
Notes receivable . . . . . . . . . . . . . . . . .         60,161        51,247
                                                         --------      --------
                                                          247,613       250,215
Less allowance for doubtful accounts . . . . . . .          5,099         4,446
                                                         --------      --------
                                                         $242,514      $245,769
                                                         --------      --------
                                                         --------      --------

3. INVENTORIES
- -------------------------------------------------------------------------------
Inventories consist of the following components at February 28:

                                                             1994          1993
- -------------------------------------------------------------------------------
Raw materials. . . . . . . . . . . . . . . . . . .       $ 16,252      $ 20,705
Work in process. . . . . . . . . . . . . . . . . .          2,037         1,912
Finished goods . . . . . . . . . . . . . . . . . .         84,055        79,478
                                                         --------      --------
                                                         $102,344      $102,095
                                                         --------      --------
                                                         --------      --------

    Year-end inventories, valued using the LIFO method, amounted to $70,552 and $71,844 for 1994 and 1993, respectively, with remaining inventories valued at the lower of FIFO cost or market. Approximate current cost exceeded LIFO cost at year end by $2,893 and $2,562 for 1994 and 1993, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands


4. LONG-TERM DEBT

- -------------------------------------------------------------------------------
Long-term debt consists of the following at February 28:

                                                             1994          1993
- -------------------------------------------------------------------------------
$180,000 Unsecured Revolving Credit Facility -
   due 1998; 1994 - 4.2%, 1993 - 4.1%. . . . . . .       $124,000      $117,000
6.68% Unsecured Notes - due 1996 . . . . . . . . .         25,000        25,000
Industrial Development Revenue Bonds - due 2007;
   1994 - 2.5%, 1993 - 2.1%. . . . . . . . . . . .          6,000         6,000
Other. . . . . . . . . . . . . . . . . . . . . . .          6,646         6,966
                                                         --------      --------
                                                          161,646       154,966
Less current maturities included in
   short-term debt . . . . . . . . . . . . . . . .            656           528
                                                         --------      --------
                                                         $160,990      $154,438
                                                         --------      --------
                                                         --------      --------

    The $180,000 Unsecured Revolving Credit Facility has an "evergreen" provision allowing the Company to request a one-year extension on each anniversary date. The various debt agreements require the Company to maintain certain financial ratios relating to fixed charge coverage and leverage among others. The following payments are required during the next five fiscal years:
1995 - $656; 1996 - $25,706; 1997 - $415; 1998 - $124,211 and 1999 - $51.
    The Company had unused lines of credit of approximately $76,785 with various banks at February 28, 1994. The related commitment fees are not material.
    The fair values of long-term debt instruments approximate the recorded values.
    Subsequent to the fiscal year end, the Company entered into a $50,000 private placement whereby senior unsecured notes were issued in March of 1994. The private placement was comprised of $27,500 of 6.11% unsecured notes, maturing in March of 2001, and $22,500 of 6.50% unsecured notes, maturing in March of 2004. The funds will provide the Company with additional debt capacity to be used for general corporate purposes and to refinance existing debt.

5. RETIREMENT PLANS AND OTHER BENEFITS
- -------------------------------------------------------------------------------
RETIREMENT PLANS
    The Company provides retirement benefits to substantially all employees through profit sharing plans and other retirement plans. The profit sharing plans cover employees in the U.S. and Canada; and, Company contributions are discretionary. Retirement coverage for employees in the other foreign subsidiaries is provided through separate plans often based on local statutes.
    The provision for retirement benefit costs charged to operations was as follows:

                                                  1994         1993       1992
- -------------------------------------------------------------------------------

Profit sharing plans . . . . . . . . . . .     $ 8,281      $ 9,509     $7,793
Other retirement plans . . . . . . . . . .       2,098        1,287      1,041
                                               -------      -------     ------
                                               $10,379      $10,796     $8,834
                                               -------      -------     ------
                                               -------      -------     ------

     At February 28, 1994, the liability for unfunded retirement benefits for all plans combined was $11,586.
- -------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS
    In fiscal 1994, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This new standard requires that the expected cost of retiree health benefits, such as the Company's payment of Medicare Part B premiums for retirees, be charged to expense during the years the employees render service rather than the Company's past practice of recognizing this cost on a cash basis. As part of adopting the new standard in the first quarter, the Company recorded a one-time, non-cash charge against earnings of $2,178 before taxes and $1,351 after taxes or $.14 per share. In addition to the cumulative effect, the Company recorded $323 in additional postretirement benefit cost in fiscal 1994 as a result of adopting the new standard. The unfunded accumulated postretirement benefit obligation as of February 28, 1994 was $2,424.
- -------------------------------------------------------------------------------
POSTEMPLOYMENT BENEFITS
    In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new standard will require the accrual of postemployment benefits during the years an employee provides service to the Company. The current annual expense for these benefits, presently recognized on a pay-as-you-go basis, is not material. The impact of the adoption is not expected to have a material effect on the Company's consolidated financial position. The Company plans to adopt SFAS No. 112 on the fiscal 1995 required effective date.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data

6. COMMON STOCK AND STOCK PLANS
- -------------------------------------------------------------------------------
At February 28, 1994, 10,000,000 shares of $.50 par value Preferred Stock were authorized and unissued, and 30,000,000 shares each of $.50 par value Common Stock and $.50 par value Class B Common Stock were authorized.
    The Class B Common Stock is identical to the Common Stock, except that it has ten-times greater voting power but lesser dividend rights per share than the Common Stock. While transfer of the Class B Common Stock is restricted, the
Class B Common Stock is convertible at no cost into Common Stock on a share-for-share basis; under certain conditions, all outstanding shares of the Class B Common Stock must be converted.
    Earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the year. Common stock equivalents, which are shares issuable on the exercise of stock options net of shares assumed to have been purchased with the proceeds, have been included in this computation.

- -------------------------------------------------------------------------------
1979 NON-QUALIFIED STOCK OPTION PLAN
    Under the 1979 Non-Qualified Stock Option Plan, which expired in 1989, options were granted to officers and other key employees of the Company and its subsidiaries to purchase shares from the Company for $1 each. Acquired shares are non-transferable and may be resold at any time, but only to the Company, and must be resold to the Company within 60 days after termination of employment.
The repurchase price to be paid by the Company for the shares is the exercise price plus the increase in book value per share from the date of exercise of the option to the date the shares are resold to the Company. The aggregate change in book value for these shares during the year is accrued and charged to operations. Shares repurchased under this Plan during fiscal years 1994, 1993 and 1992 were 8,000, zero and 6,000, respectively. Shares outstanding under this Plan are restricted and excluded from the calculation of the weighted average number of shares outstanding and stockholders' equity per share. Shares outstanding under this Plan at February 28 or 29, 1994, 1993 and 1992, were 436,000, 444,000 and 444,000, respectively.

- -------------------------------------------------------------------------------
1992, 1991 AND 1983 STOCK OPTION PLANS
    The 1992 Stock Option Plan, which expires in 2002, provides for the grant of incentive stock options (ISOs), non-qualified stock options (NQSOs) and restricted stock to officers and other key employees to purchase up to 1,500,000 shares of the Company's Common Stock. This plan supersedes the 1983 and 1991 Stock Option Plans which expired in fiscal 1993.
    The exercise price for ISOs must be 100% of the fair market value of the Company's Common Stock as of the date of grant. The exercise price for NQSOs may be at a price less than the fair market value. Granted options are exercisable in four equal annual installments commencing one year after the date of grant and expire ten years from the date of grant except for options granted under the 1983 Stock Option Plan which expire five years from the date of grant. The Company has the first right to purchase shares acquired by an optionee. The following summarizes the activity of these plans for fiscal 1992, 1993 and 1994:

                                                Option Price                                    Available
                                                   Per Share    Outstanding    Exercisable      For Grant
- ---------------------------------------------------------------------------------------------------------
At February 28, 1991 . . . . . . . . . .    $14.00 to $34.25        442,904        250,605        455,024
                                                                                   -------      ---------
                                                                                   -------      ---------
Granted. . . . . . . . . . . . . . . . .              $29.75        250,300
Exercised. . . . . . . . . . . . . . . .    $14.00 to $34.25       (145,498)
Cancelled. . . . . . . . . . . . . . . .    $18.31 to $34.25        (14,250)
                                                                    -------
At February 29, 1992 . . . . . . . . . .    $18.31 to $34.25        533,456        180,341        218,974
                                                                                   -------      ---------
                                                                                   -------      ---------
Granted. . . . . . . . . . . . . . . . .              $43.63        269,550
Exercised. . . . . . . . . . . . . . . .    $18.31 to $34.25       (152,453)
Cancelled. . . . . . . . . . . . . . . .    $29.75 to $34.25        (10,700)
                                                                    -------
At February 28, 1993 . . . . . . . . . .    $18.31 to $43.63        639,853        165,690      1,230,450
                                                                                   -------      ---------
                                                                                   -------      ---------
Exercised. . . . . . . . . . . . . . . .    $18.31 to $34.25        (38,750)
Cancelled. . . . . . . . . . . . . . . .    $29.75 to $43.63        (34,600)
                                                                    -------
At February 28, 1994 . . . . . . . . . .    $29.75 to $43.63        566,503        273,241      1,249,150
                                                                    -------        -------      ---------
                                                                    -------        -------      ---------

    Under the restricted stock program, Common Stock of the Company may be granted at no cost to officers and other key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a five-year period whereby the restrictions lapse on 20% of these shares after each of the five years. In fiscal 1994, the Company awarded 30,000 shares of stock which had a fair value at the date of grant of $1,253. Compensation under the plan is charged to earnings over the five-year restriction period and amounted to $209 in fiscal 1994.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data


6. COMMON STOCK AND STOCK PLANS (continued)
- -------------------------------------------------------------------------------
DIRECTORS' STOCK OPTION PLAN
    Under the Directors' Stock Option Plan, which expires in 1998, a total of 120,000 shares are authorized and each non-employee director is entitled to receive options for 8,000 shares of the Company's Common Stock. Options are issued at the fair market value of the Company's Common Stock on the date of grant and have a term of ten years. Granted options vest over a five-year period. In fiscal years 1994, 1993 and 1992, no options were granted, exercised or cancelled.
    There were 52,800, 41,600 and 30,400 options exercisable at February 28 or 29, 1994, 1993 and 1992, respectively. Options for 64,000 shares were available for future grants at February 28 or 29, 1994, 1993 and 1992. There were 56,000 options (48,000 at $18.06 and 8,000 at $25.13) outstanding at February 28 or 29, 1994, 1993 and 1992.

- -------------------------------------------------------------------------------
ALL-EMPLOYEE STOCK OPTION PROGRAM
    The All-Employee Stock Option Program provided for the one-time grant of incentive stock options to each employee (who was on the Company's payroll on March 30, 1992) to purchase 100 shares of the Company's Common Stock. Options become exercisable on March 30, 1997, and expire on March 30, 2002. The Company has the first right to purchase shares acquired by an optionee. The one-time grant included options for 324,100 shares at $35.88. In fiscal 1994 and 1993, options for 21,600 and 17,700 were cancelled, respectively. There were 284,800 and 306,400 options outstanding at February 28, 1994 and 1993, respectively.

- -------------------------------------------------------------------------------
EMPLOYEE STOCK PURCHASE PLAN
    Under the Employee Stock Purchase Plan, which expires in 1998, a total of 400,000 shares are authorized for sale to employees. Weekly payroll deductions are accumulated for plan participants and applied to the purchase of shares on a quarterly basis. The price per share is 85% of the lower of the market price at the beginning or end of the quarterly period. In fiscal 1994, 50,576 shares were purchased by employees at $21.41 to $35.28 per share. In fiscal 1993, 33,998 shares were purchased by employees at $26.19 to $30.34 per share. In fiscal
1992, 27,569 shares were purchased by employees at $21.30 to $30.76 per share.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands

7. INCOME TAXES
- -------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect of accounting change is comprised of:

                                                        1994           1993           1992
- ------------------------------------------------------------------------------------------
Domestic . . . . . . . . . . . . . . . . . .         $22,771        $28,961        $17,911
Foreign. . . . . . . . . . . . . . . . . . .           4,715         11,531         17,711
                                                     -------        -------        -------
                                                     $27,486        $40,492        $35,622
                                                     -------        -------        -------
                                                     -------        -------        -------

   The provision for income taxes is comprised of:

                                                        1994           1993           1992
- ------------------------------------------------------------------------------------------
Currently payable:
   Federal . . . . . . . . . . . . . . . . .         $ 5,227        $ 6,227        $ 3,790
   Foreign, including taxes withheld . . . .           5,293          8,053         11,886
   State . . . . . . . . . . . . . . . . . .           1,017          1,370            890
                                                     -------        -------        -------
       Total currently payable . . . . . . .          11,537         15,650         16,566
Deferred . . . . . . . . . . . . . . . . . .           1,656          2,733           (180)
                                                     -------        -------        -------
                                                     $13,193        $18,383        $16,386
                                                     -------        -------        -------
                                                     -------        -------        -------

    The provision for income taxes as shown in the financial statements differs from a provision computed using the statutory rate for the following reasons:

                                                        1994           1993           1992
- ------------------------------------------------------------------------------------------
Statutory rate . . . . . . . . . . . . . . .             35%            34%            34%
                                                     -------        -------        -------
                                                     -------        -------        -------
Tax expense using statutory rate . . . . . .         $ 9,620        $13,767        $12,111
Increase in taxes resulting from:
   State income taxes net of federal
     tax benefit . . . . . . . . . . . . . .             718            767            680
   Effect of foreign operations. . . . . . .           2,026          2,601          2,764
   Other . . . . . . . . . . . . . . . . . .             829          1,248            831
                                                     -------        -------        -------
                                                     $13,193        $18,383        $16,386
                                                     -------        -------        -------
                                                     -------        -------        -------

    Provision has not been made for taxes on $20,065 of undistributed earnings of foreign subsidiaries as those earnings are considered to be permanently reinvested in the operations of those subsidiaries. If these earnings were remitted, the credit for foreign taxes paid would substantially offset the applicable U.S. income taxes.

     The components of deferred tax assets and liabilities are as follows at February 28:

                                                                       1994           1993
- ------------------------------------------------------------------------------------------
Accrued liabilities. . . . . . . . . . . . .                        $21,603        $20,383
Capitalized and deferred costs . . . . . . .                          6,107          3,473
Discontinued operations. . . . . . . . . . .                            375            624
Other  . . . . . . . . . . . . . . . . . . .                            851             80
                                                                    -------        -------
   Total deferred tax assets . . . . . . . .                         28,936         24,560
                                                                    -------        -------
Depreciation . . . . . . . . . . . . . . . .                         18,778         20,342
Capitalized and deferred costs . . . . . . .                          7,803          2,993
Prepaid expenses . . . . . . . . . . . . . .                          2,078            516
Other  . . . . . . . . . . . . . . . . . . .                             63            140
                                                                    -------        -------
   Total deferred tax liabilities. . . . . .                         28,722         23,991
                                                                    -------        -------
       Net deferred tax assets . . . . . . .                        $   214        $   569
                                                                    -------        -------
                                                                    -------        -------

     Deferred tax assets and liabilities are classified in the consolidated balance sheets as follows at February 28:

                                                                       1994           1993
- ------------------------------------------------------------------------------------------
Assets:
   Other current assets. . . . . . . . . . .                        $13,384        $14,517
   Other assets. . . . . . . . . . . . . . .                          2,060          1,772
Liabilities: . . . . . . . . . . . . . . . .
   Deferred income taxes . . . . . . . . . .                         15,230         15,720
                                                                    -------        -------
       Net deferred tax assets . . . . . . .                        $   214        $   569
                                                                    -------        -------
                                                                    -------        -------

30

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands, except per-share data

8. SUPPLEMENTAL INFORMATION
- -------------------------------------------------------------------------------
The consolidated statements of earnings include the following which are classified as part of selling, general and administrative expenses:


                                                        1994           1993           1992
- ------------------------------------------------------------------------------------------
Advertising. . . . . . . . . . . . . . . . .        $152,309       $147,597       $132,536
Research and development . . . . . . . . . .        $ 22,474       $ 21,983       $ 18,681

9. LEASES
- --------------------------------------------------------------------------------
Rental expense under operating leases (principally for computer equipment, research facility, office and warehouse space) for the fiscal years 1994, 1993 and 1992 was $15,853, $12,334 and $11,273, respectively. Renewal and purchase options are available on certain of these leases. Future minimum lease payments under noncancellable operating leases at February 28, 1994, are as follows:


Fiscal Year
- ------------------------------------------------------------------------------------------
1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   $ 8,618
1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     6,723
1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     5,081
1998   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     3,908
1999   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     3,504
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . .                    38,491
                                                                                   -------
                                                                                   $66,325
                                                                                   -------
                                                                                   -------


10. UNAUDITED QUARTERLY FINANCIAL DATA
- -------------------------------------------------------------------------------
The following table provides summarized unaudited quarterly financial data for 1994 and 1993:


                                                            First         Second          Third         Fourth
                                                          Quarter        Quarter        Quarter        Quarter
- --------------------------------------------------------------------------------------------------------------
1994
Net sales. . . . . . . . . . . . . . . . . . . . .       $243,372       $338,135       $266,918       $338,656
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Gross profit . . . . . . . . . . . . . . . . . . .       $136,702       $184,821       $146,858       $189,033
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Net earnings (loss):
   Earnings before cumulative effect
       of accounting change. . . . . . . . . . . .       $    834       $  4,236       $  2,777       $  6,446
   Cumulative effect of accounting change. . . . .         (1,351)            --             --             --
                                                         --------       --------       --------       --------
                                                         $   (517)      $  4,236       $  2,777       $  6,446
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Per share:
   Net earnings (loss):
   Earnings before cumulative effect
       of accounting change. . . . . . . . . . . .       $    .09       $    .44       $    .30       $    .68
   Cumulative effect of accounting change. . . . .           (.14)             0              0              0
                                                         --------       --------       --------       --------
                                                         $   (.05)      $    .44       $    .30       $    .68
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
   Dividends:
       Common Stock. . . . . . . . . . . . . . . .       $    .06       $    .06       $    .06       $    .06
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
       Class B Common Stock. . . . . . . . . . . .       $    .01       $    .06       $    .06       $    .06
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
1993
Net sales. . . . . . . . . . . . . . . . . . . . .       $245,143       $322,069       $266,450       $334,157
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Gross profit . . . . . . . . . . . . . . . . . . .       $134,957       $179,115       $149,250       $190,050
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Net earnings . . . . . . . . . . . . . . . . . . .       $  2,489       $  8,201       $  4,184       $  7,235
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
Per share:
   Net earnings. . . . . . . . . . . . . . . . . .       $    .26       $    .87       $    .44       $    .76
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
   Dividends:
       Common Stock. . . . . . . . . . . . . . . .       $    .06       $    .06       $    .06       $    .06
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------
       Class B Common Stock. . . . . . . . . . . .       $    .01       $    .06       $    .06       $    .06
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------

                                                                              31

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS            Helene Curtis Industries, Inc. and Subsidiaries
- -------------------------------------------------------------------------------
Dollar amounts in thousands

11. BUSINESS SEGMENTS
- -------------------------------------------------------------------------------
The Company is in the personal care products business, which includes the development, manufacture and sale of brand-name hair and skin care products, and antiperspirants and deodorants. The Company markets its products to consumers through supermarkets, mass merchandisers and drugstores, and to beauty salons through distributors. The following table provides information about the Company's continuing operations in different geographic areas:

                                                             1994           1993           1992
- -----------------------------------------------------------------------------------------------
Net sales:
   Domestic. . . . . . . . . . . . . . . . . . . .     $  768,870     $  810,925     $  719,125
                                                       ----------     ----------     ----------
   Foreign:
      Japan. . . . . . . . . . . . . . . . . . . .        249,785        216,179        177,628
      Other geographic areas . . . . . . . . . . .        168,426        140,715        123,158
                                                       ----------     ----------     ----------
      Total foreign. . . . . . . . . . . . . . . .        418,211        356,894        300,786
                                                       ----------     ----------     ----------
         Consolidated. . . . . . . . . . . . . . .     $1,187,081     $1,167,819     $1,019,911
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Operating profit (loss):
   Domestic. . . . . . . . . . . . . . . . . . . .     $   36,626     $   52,509     $   51,717
                                                       ----------     ----------     ----------
   Foreign:
      Japan. . . . . . . . . . . . . . . . . . . .         10,917         11,249         15,624
      Other geographic areas . . . . . . . . . . .          3,708          7,184         (2,852)
                                                       ----------     ----------     ----------
      Total foreign. . . . . . . . . . . . . . . .         14,625         18,433         12,772
                                                       ----------     ----------     ----------
         Consolidated. . . . . . . . . . . . . . .         51,251         70,942         64,489
General corporate expenses . . . . . . . . . . . .        (16,125)       (22,683)       (18,607)
Interest expense . . . . . . . . . . . . . . . . .         (7,640)        (7,767)       (10,260)
                                                       ----------     ----------     ----------
Earnings before income taxes and cumulative effect
   of accounting change. . . . . . . . . . . . . .     $   27,486     $   40,492     $   35,622
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Identifiable assets:
   Domestic. . . . . . . . . . . . . . . . . . . .     $  391,125     $  398,677     $  366,024
                                                       ----------     ----------     ----------
   Foreign:
      Japan. . . . . . . . . . . . . . . . . . . .        125,196        113,749        106,253
      Other geographic areas . . . . . . . . . . .         66,840         57,960         41,411
                                                       ----------     ----------     ----------
      Total foreign. . . . . . . . . . . . . . . .        192,036        171,709        147,664
                                                       ----------     ----------     ----------
   Corporate . . . . . . . . . . . . . . . . . . .         29,322         29,699         28,692
                                                       ----------     ----------     ----------
         Consolidated. . . . . . . . . . . . . . .     $  612,483     $  600,085     $  542,380
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

    Operating profit represents net sales less operating expenses and is exclusive of interest, general corporate expenses and income taxes. Approximately 13%, 11% and 10% of net sales in fiscal 1994, 1993 and 1992, respectively, were made to one customer. Export sales, which are included in other geographic areas, and sales between geographic areas were not material in any of the years presented.

INDEPENDENT ACCOUNTANTS' REPORT
- -------------------------------------------------------------------------------


To the Stockholders and Directors
Helene Curtis Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Helene Curtis Industries, Inc. and Subsidiaries as of February 28, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helene Curtis Industries, Inc. and Subsidiaries as of February 28, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1994, in conformity with generally accepted accounting principles.

Coopers & Lybrand

Chicago, Illinois
April 4, 1994


                                                                              33