Form 10-K, Exhibit 13
CURTIS HELENE INDUSTRIES INC /DE/
filed 1995-05-25
CIK 745142

                                                                      EXHIBIT 13
ANNUAL REPORT

Financial Table of Contents:
Management's Report                            21
Independent Accountants' Report                21
Management's Discussion and Analysis           22
Consolidated Financial Statements              24
Notes to Consolidated Financial Statements     27
Ten-Year Summary                               31
Common Stock Data                              31
Management Information                         32
Corporate and Stockholder Information          32

MANAGEMENT'S REPORT / INDEPENDENT ACCOUNTANTS' REPORT
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES


MANAGEMENT'S REPORT

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

The selection of the Company's independent accountants, Coopers & Lybrand L.L.P., has been approved by the Board of Directors. The audit of the Company's consolidated financial statements by the independent accountants is made in accordance with generally accepted auditing standards and is coordinated with the Company's internal audit program.

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

/s/ Ronald J. Gidwitz         /s/ Lawrence A. Gyenes        /s/ Mary J. Oyer
President and Chief             Vice President and           Vice President
Executive Officer             Chief Financial Officer        and Corporate
                                                               Controller



INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Directors
Helene Curtis Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Helene Curtis Industries, Inc. and Subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helene Curtis Industries, Inc. and Subsidiaries as of February 28, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Chicago, Illinois
April 3, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW Fiscal year 1995 was a satisfying year. Consolidated net sales reached a record $1.27 billion in 1995, compared to $1.19 billion in 1994, representing an increase of 7%. Domestically, sales in all product categories -- hair care, antiperspirants/deodorants and skin care -- grew versus last year. Internationally, some of the Company's brands grew while others were called upon to defend their market positions in the face of increased competitive pressures and changing market conditions.

The Company will continue to grow long-term sales and profits through the support of existing brands in major geographic markets, expansion and growth in new markets and the creation of new brands using proprietary product technologies. Future results will continue to be impacted by a number of uncertainties regarding economic and market conditions; increased levels of competitive activity; foreign currency translation; interest rates and force majeure such as the earthquake in Kobe, Japan.

FISCAL 1995 COMPARED WITH FISCAL 1994 Domestic net sales increased 5% compared to last year and accounted for 64% of worldwide net sales. The increase was attributable to the fiscal second-quarter introduction of Suave Baby Care as well as continued growth in the skin care category where Suave Skin Therapy Lotions registered significant sales increases. There was also modest growth in the Company's hair care brands in total where gains for Suave and Finesse were partially offset by a decline in sales for Vibrance.

The largest market in which the Company competes, U.S. hair care (representing about two-thirds of domestic sales), began to grow after several relatively level years. Sales of Suave increased over 9% for the year, responding positively to the brand's new packaging, with particularly strong results in both shampoos and conditioners. Finesse sales showed increases for the year, particularly in shampoos. Salon Selectives sales were flat overall as increased sales in shampoos and conditioners were offset by lower sales of styling aids. Vibrance sales were down significantly as the marketing strategy shifted to a premium promotional brand focus to improve operating profits.

The Company's sales growth in the antiperspirant/deodorant category, which represents about 18% of domestic sales, exceeded the overall U.S. market growth of 5%. Degree showed strong sales increases, particularly with its new deodorant products launched late last year. Suave, which launched its antiperspirant Super Stick products late last year, also recorded higher sales for the year.

In other domestic categories, skin care recorded double-digit increases in sales and now represents about 6% of domestic revenues. The Company's professional business in the U.S. also showed increases for the year led by higher sales in permanent wave products despite an overall flat-to-declining market.

International net sales increased 9% (4% in local currency) compared with last year and represented 36% of consolidated net sales. This increase was attributable to higher sales in Japan that benefited from favorable currency translation and Italy where the Company's newest wholly-owned subsidiary was formed in the second quarter of last year. Sales increases in U.S. exports also contributed to the increase in international sales.

Sales in Japan, which represents 61% of international sales, increased 2% in local currency and 11% with the benefit of favorable foreign currency translation. Salon Selectives achieved record sales for the year that were offset, in part, by decreases in sales of Finesse. The Kobe earthquake did not affect the Company's business in the current fiscal year that ended in mid-December but will disrupt sales in fiscal 1996.

Sales in Canada, the Company's second largest foreign subsidiary, increased 4% in local currency but decreased 2% after the impact of unfavorable foreign currency translation. Sales increases for Finesse and Salon Selectives in the hair care market and the Degree antiperspirant/deodorant product line contributed to the increase in local sales.

In other international markets, sales in the United Kingdom, Australian and New Zealand subsidiaries decreased slightly on a local currency basis as a result of competitive new hair care product launches and unprecedented increases in their related marketing expenditures. On the positive side, Degree antiperspirant/deodorant sales continued to register significant growth in Australia, New Zealand and Scandinavia.

Cost of sales increased $36 million, or 7%, in 1995 attributable primarily to higher sales volume. As a percentage of net sales, cost of sales increased slightly to 44.7% in 1995 from 44.6% in 1994. Lower domestic gross margins were offset substantially by higher international margins. Domestically, changes in product mix to lower margin products and increases in material and packaging costs were offset partially by savings from manufacturing process improvement initiatives and packaging changes. Internationally, gross margins improved reflecting the impact of cost reduction initiatives, particularly in Japan.

Selling, general and administrative expenses increased $32 million, or 5%, in 1995 driven substantially by a 3% increase in advertising and promotion expense. This increase reflects higher spending in support of major domestic brands and in certain overseas markets which faced increased competition, particularly Japan, Australia and the United Kingdom. These increases were partially offset by reductions in domestic advertising and promotion spending for Vibrance. Research and development costs increased 19% reflecting the Company's growing commitment to the development of timely, technologically
superior and innovative products and line extensions.   As a percentage of net
sales, overall selling, general and administrative expenses decreased to 51.7% in 1995 from 52.4% in 1994.

Interest expense increased 17%, to $9 million in 1995 attributable primarily to rising interest rates coupled with the refinancing of variable-rate debt with a $50 million fixed-rate private placement early in the year. The average interest rate for the year was 1.5 percentage points higher than last year while average borrowings for the year were $15 million lower. Fixed-rate borrowings at year end represented about 55% of total debt and are at rates over 100 basis points better than the current market for debt with similar risk and maturities.

The effective tax rate was 47% in the current period compared with 48% in the prior year. The decline results from a higher proportion of profits originating in the domestic operations with a lower effective tax rate.

Earnings before the cumulative effect of an accounting change increased 34% to $19 million ($2.02 per share) in 1995 from $14 million ($1.51 per share) in the previous year. The increase was attributable primarily to increased sales coupled with lower advertising and promotion expenses as a percentage of those sales. Operating profits in the domestic and Japanese business segments increased as a result of the aforementioned margin improvements while operating profits in other geographic areas were lower due to investments in developing subsidiaries and higher marketing spending in response to competitive initiatives.

FISCAL 1994 COMPARED WITH FISCAL 1993 Consolidated net sales were $1.19 billion in 1994, compared to $1.17 billion in 1993, representing an increase of 2%. Higher sales in international markets and the U.S. antiperspirant/ deodorant market were offset by lower sales in the U.S. hair care market.

MANAGEMENT'S DISCUSSION AND ANALYSIS
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

Domestic net sales decreased approximately 5%, compared with the prior year, due largely to the decline in sales of the Company's hair care brands -- particularly Salon Selectives and Vibrance. This decline can be attributed to a decrease in the U.S. hair care market, intense competitive activity and a reduction in retail inventory levels. Sales of the Company's professional hair care products also declined as a result of lower sales of perm products due to style trends and a decrease in salon traffic attributable to an uncertain economy. These disappointing results were offset partially by increases in sales of Suave skin lotion and in the antiperspirant/deodorant category where the Company's two brands, Degree and Suave, recorded sales increases of almost 9% -- significantly higher than the market growth rate.

International net sales increased approximately 17%, compared with the prior year, due largely to favorable currency translation in Japan where sales increased 16%. On a local currency basis, sales increased 1% in Japan despite a weak economy and changing distribution environment. Conversely, significantly higher local currency sales in the United Kingdom and Canada were offset substantially by the unfavorable impact of currency translation. Sales in Scandinavia and Italy, both wholly-owned subsidiaries formed in 1994, also contributed to the increase in international sales.

Cost of sales increased $15 million, or 3%, in 1994 due mainly to higher sales volume. As a percentage of net sales, cost of sales increased to 44.6% in 1994 from 44.1% in 1993, due to changes in product mix. Domestically, the shift was unfavorable as sales of higher gross margin products, such as Salon Selectives and Vibrance, decreased. Internationally, gross margins improved reflecting the introduction of higher margin products in Scandinavia, Italy and Japan.

Selling, general and administrative expenses increased $17 million, or 3%, in 1994. As a percentage of net sales, these expenses increased to 52.4% in 1994 from 51.8% in 1993. Selling and marketing expenses were higher in response to increased competition and difficult market conditions; and support of new product and subsidiary initiatives in international markets. These increases were offset partially by significantly lower executive bonus and profit sharing expenses as a result of lower than expected earnings performance.

Interest expenses remained constant at $8 million in 1994 and 1993 as the lower cost of borrowing was offset by higher levels of borrowing compared to the prior year.

The effective tax rate increased to 48% in 1994, compared with 45% in 1993, due principally to the increase in the statutory U.S. federal tax rate of 1% and higher effective tax rates for the Company's international operations compared to the prior year.

Earnings before the cumulative effect of the accounting change discussed below decreased approximately 35% to $14 million ($1.51 share) in 1994 from $22 million ($2.33 per share) in 1993. The decrease was due primarily to a shift in sales mix toward products with a lower profit margin, higher selling and marketing expenses (as a percentage of net sales) and a higher effective tax rate.

As part of adopting Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," the cumulative effect of the accounting change resulted in a one-time, non-cash charge of $2.2 million, or $1.4 million ($.14 per share) after taxes. This standard required the accrual of postretirement benefits during the years an employee provides service. These expenses were previously recognized on a pay-as-you-go basis.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES    Cash and equivalents increased to $5 million
at year end, compared with $3 million the prior year. In addition, borrowings were significantly reduced and capital expenditure requirements were funded through operating cash flows.

Net cash provided by operating activities increased 45% to $55 million in 1995 from $38 million in 1994. The increase was attributable to higher net earnings and the favorable impact of cash flow adjustments to those earnings in 1995 compared to 1994. Payables and accrued expenses increased by $28 million due primarily to the timing of payments affecting trade payables and marketing accruals as well as an increase in certain compensation and tax related accruals based on higher earnings. Receivables increased by $18 million due largely to the increase in fourth quarter net sales as compared with the same quarter a year ago. Working capital increased to $153 million at year end, compared with $151 million a year ago; while, the current ratio decreased from
1.7 to 1.6 : 1.

Capital spending decreased to $27 million in 1995 from $45 million in 1994, due primarily to the completion of significant projects in the prior year and increased emphasis on cash flow. One of the larger capital expenditures in the prior year was the investment in a multi-year project to bring the manufacture of antiperspirant/deodorant sticks in-house and realize long-term cost savings in this high growth category. Capital expenditures in both years included a large number of smaller projects to increase manufacturing and distribution capabilities and improve efficiencies. The Company expects to continue and, when justified, increase this level of investment to support business operations.

The total-debt-to-total-capital ratio decreased to 40% at year end, compared with 46% the prior year end. Total debt decreased to $144 million from $168 million with fixed-cost borrowings representing 55% of total year-end debt, compared with 17% the prior year. In March 1994, the Company borrowed $50 million under a private placement agreement whereby senior unsecured notes were issued. These notes mature in fiscal 2002 and 2005. The funds were used to refinance existing debt and for general corporate purposes.

Dividend payments remained constant at $2.2 million in 1995 and 1994. In both years, the Company paid a dividend of six cents per share quarterly to holders of its Common Stock and one cent per share in the first quarter and six cents per share in each of the subsequent three quarters to holders of its Class B Common Stock. This dividend, while one of the lowest in the Company's industry group, has reflected management's strategy to reinvest operational cash flows in business expansion opportunities in the U.S. and abroad. The dividend has been increased only twice since fiscal 1987 when dividend payments were resumed after a 21-year hiatus. In April 1995, the Board of Directors voted to increase the annual cash dividend by 33% in 1996 -- from 24 cents to 32 cents for holders of its Common Stock and from 19 cents to 27 cents for holders of its Class B Common Stock. The increase acknowledges the improved cash flows from operating activities and the increased emphasis on the management of those flows.

Management believes the funds to be provided from operations and present credit arrangements will be sufficient to meet anticipated working capital, capital spending and other funding requirements.

CONSOLIDATED STATEMENTS OF EARNINGS / CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS  Dollars in thousands, except per-share data

Years ended February 28,                                                 1995          1994         1993
------------------------                                              ----------    ----------    ----------
NET SALES                                                             $1,265,600    $1,187,081    $1,167,819
                                                                      ----------    ----------    ----------
Costs and expenses:
  Cost of sales                                                          565,738       529,667       514,447
  Selling, general and administrative                                    654,758       622,288       605,113
  Interest                                                                 8,933         7,640         7,767
                                                                      ----------    ----------    ----------
                                                                       1,229,429     1,159,595     1,127,327
                                                                      ----------    ----------    ----------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                       36,171        27,486        40,492
Provision for income taxes                                                17,002        13,193        18,383
                                                                      ----------    ----------    ----------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                    19,169        14,293        22,109
Cumulative effect of accounting change                                        --        (1,351)           --
                                                                      ----------    ----------    ----------
NET EARNINGS                                                          $   19,169    $   12,942    $   22,109
                                                                      ==========    ==========    ==========
NET EARNINGS PER SHARE:
  Earnings before cumulative effect of accounting change              $     2.02    $     1.51    $     2.33
  Cumulative effect of accounting change                                      --          (.14)           --
                                                                      ----------    ----------    ----------
  Net earnings                                                        $     2.02    $     1.37    $     2.33
                                                                      ==========    ==========    ==========
Average number of shares outstanding                                   9,487,237     9,476,484     9,506,541
                                                                      ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY  Dollars in thousands

                                                                   Class B      Capital                         Treasury Stock
                                           Common Stock          Common Stock     in                 Currency      (Common)
                                     ------------------    ------------------  Excess of Retained  Translation ------------------
                                        Shares   Amount       Shares   Amount  Par Value Earnings  Adjustment  Shares    Amount
                                     -------------------   ------------------  --------- --------  ----------- ------------------
BALANCE, FEBRUARY 29, 1992           7,913,431   $3,957    3,080,709   $1,540  $36,617  $130,404   $2,000    1,227,430  $ (6,063)
  Net earnings 1993                                                                       22,109
  Currency translation adjustment                                                                  (1,457)
  Issuance of treasury stock for
   various plans                                                                 2,415                        (152,453)      906
  Repurchase of Common Stock                                                                                    93,696    (4,033)

  Exchange of Class B Common
      Stock for Common Stock               340                  (340)
  Cash dividends paid                                                                     (2,195)
                                     ---------   ------    ---------   ------  -------  --------   ------    ---------  --------
BALANCE, FEBRUARY 28, 1993           7,913,771   $3,957    3,080,369   $1,540  $39,032  $150,318   $  543    1,168,673  $ (9,190)
  Net earnings 1994                                                                       12,942
  Currency translation adjustment                                                                     675
  Issuance of treasury stock for
   various plans                                                                 1,516                         (68,750)      543
  Repurchase of Common Stock                                                                                    14,108      (217)
  Exchange of Class B Common Stock
      for Common Stock                   7,700        4       (7,700)      (4)
  Cash dividends paid                                                                     (2,215)
                                     ---------   ------    ---------   ------  -------  --------   ------    ---------  --------
BALANCE, FEBRUARY 28, 1994           7,921,471   $3,961    3,072,669   $1,536  $40,548  $161,045   $1,218    1,114,031  $ (8,864)
  Net earnings 1995                                                                       19,169
  Currency translation adjustment                                                                   4,321
  Issuance of treasury stock for
   various plans                                                                 1,479                         (57,328)      464
  Repurchase of Common Stock                                                                                    67,287    (2,242)
  Exchange of Class B Common
   Stock for Common Stock               12,140        6      (12,140)      (6)
  Cash dividends paid                                                                     (2,217)
                                     ---------   ------    ---------   ------  -------  --------   ------    ---------  --------
BALANCE, FEBRUARY 28, 1995           7,933,611   $3,967    3,060,529   $1,530  $42,027  $177,997   $5,539    1,123,990  $(10,642)
                                     =========   ======    =========   ======  =======  ========   ======    =========  ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS  Dollars in thousands
As of February 28,                                                            1995               1994
                                                                             --------          --------
ASSETS
    Current assets:
         Cash and equivalents                                                $  5,136          $  2,802
         Receivables--net                                                     270,824           242,514
         Inventories                                                          108,178           102,344
         Other current assets                                                  22,029            20,059
                                                                             --------          --------
           Total current assets                                               406,167           367,719
                                                                             --------          --------
    Property, plant and equipment:
         Land                                                                  16,167            16,142
         Buildings and improvements                                           104,212           102,271
         Machinery, equipment and other                                       165,186           128,012
         Construction in progress                                              29,980            46,246
                                                                             --------          --------
                                                                              315,545           292,671
         Less accumulated depreciation                                        100,209            77,402
                                                                             --------          --------
           Net property, plant and equipment                                  215,336           215,269
                                                                             --------          --------
    Other assets                                                               25,329            29,495
                                                                             --------          --------
    Total assets                                                             $646,832          $612,483
                                                                             ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
         Short-term debt                                                     $  6,706          $  7,361
         Accounts payable                                                     121,199            99,566
         Income taxes                                                          15,099             8,401
         Advertising and promotion                                             62,193            54,843
         Compensation and other benefits                                       28,828            22,747
         Other accrued expenses                                                19,557            23,606
                                                                             --------          --------
           Total current liabilities                                          253,582           216,524
    Long-term debt                                                            137,248           160,990
    Deferred income taxes                                                      11,686            15,230
    Accrued retirement and other benefits                                      23,898            20,295
                                                                             --------          --------
    Total liabilities                                                         426,414           413,039
                                                                             --------          --------
    Stockholders' equity:
         Common Stock, issued 7,933,611 shares (1995) and
           7,921,471 shares (1994)                                              3,967             3,961
         Class B Common Stock, issued 3,060,529 shares (1995) and
           3,072,669 shares (1994)                                              1,530             1,536
         Capital in excess of par value                                        42,027            40,548
         Retained earnings                                                    177,997           161,045
         Currency translation adjustment                                        5,539             1,218
         Treasury Stock (Common), 1,123,990 shares (1995) and
           1,114,031 shares (1994), at cost                                   (10,642)           (8,864)
                                                                             --------          --------
           Total stockholders' equity                                         220,418           199,444
                                                                             --------          --------
    Total liabilities and stockholders' equity                               $646,832          $612,483
                                                                             ========          ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS Dollars in thousands
Years ended February 28,                                                1995           1994           1993
                                                                       -------         -------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                       $19,169         $12,942       $22,109
                                                                       -------         -------       -------
    Adjustments to net earnings:
         Depreciation and amortization                                  31,017          25,717        22,277
         Provision for deferred taxes                                   (4,961)          1,656         2,733
         Cumulative effect of accounting change                             --           1,351            --
         Other                                                           8,281           1,256         4,519
         Changes in operating assets and liabilities:
             Receivables--net                                          (18,319)         11,826       (21,961)
             Inventories                                                (3,584)          1,186        (7,910)
             Payables and accrued expenses                              27,578         (16,482)       19,407
             Other                                                      (3,928)         (1,865)      (12,191)
                                                                        ------          ------        ------
                 Net cash provided by operating activities              55,253          37,587        28,983
                                                                        ------          ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                               (27,011)        (44,991)      (35,381)
    Other                                                                  162            (815)       (6,527)
                                                                        ------          ------        ------
                 Net cash used by investing activities                 (26,849)        (45,806)      (41,908)
                                                                        ------          ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings                                            17,647          18,852        71,343
    Repayment of borrowings                                            (42,788)        (14,199)      (57,347)
    Dividends paid                                                      (2,217)         (2,215)       (2,195)
    Other                                                                 (299)            589          (471)
                                                                        ------          ------        ------
             Net cash provided (used) by financing activities          (27,657)          3,027        11,330
                                                                        ------          ------        ------
Effect of exchange rate changes on cash and equivalents                  1,587             430          (382)
                                                                        ------          ------        ------
Increase (decrease) in cash and equivalents                              2,334          (4,762)       (1,977)
Cash and equivalents at beginning of year                                2,802           7,564         9,541
                                                                        ------          ------        ------
Cash and equivalents at end of year                                    $ 5,136        $  2,802       $ 7,564
                                                                       =======        ========       =======
Supplemental cash flow data:
    Cash paid during the year for:
         Interest                                                      $ 7,653        $  7,702       $ 8,117
         Income taxes                                                  $15,266        $ 13,035       $14,509

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Dollars in thousands
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Helene Curtis Industries, Inc. and its subsidiary companies, all of which are wholly-owned. Intercompany transactions and balances are eliminated. Subsidiaries located outside the United States and Canada have been included on the basis of their years ended December 15 or 31 to facilitate timely consolidation of financial statements. Certain prior year amounts have been reclassified to conform to the current year's presentation.

FOREIGN CURRENCY TRANSLATION The results of operations for the foreign subsidiaries are translated using the average exchange rates during the period, while the assets and liabilities are translated into U.S. dollars using current rates. Resulting translation adjustments are recorded as currency translation adjustments in a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in net earnings and were not material in any of the years presented.

CASH AND EQUIVALENTS The Company considers securities with original maturities of three months or less to be cash equivalents.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all U.S. inventories and first-in, first-out (FIFO) method for inventories of foreign subsidiaries.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost less depreciation accumulated to date. Depreciation is principally computed on the straight-line method for financial reporting purposes and generally on an accelerated method for income tax purposes. Maintenance and repair costs are charged to earnings as incurred. Upon retirement or other disposition of property, any gain or loss is included in earnings.

INCOME TAXES Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $19,760 at February 28, 1995, as such earnings are expected to be permanently reinvested in these subsidiaries. If these earnings were remitted, the credit for foreign taxes paid would substantially offset the applicable U.S. income taxes.

NET EARNINGS PER SHARE Net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the year. Common stock equivalents, which are shares issuable on the exercise of stock options net of shares assumed to have been purchased with the proceeds, have been included in this computation.

2. RECEIVABLES

Receivables, principally trade, consist of the following amounts at February 28:

                                                                           1995                 1994
                                                                         --------             --------
Accounts receivable                                                      $210,755             $187,452
Notes receivable                                                           66,282               60,161
                                                                         --------             --------
                                                                          277,037              247,613
Less allowance for doubtful accounts                                        6,213                5,099
                                                                         --------             --------
                                                                         $270,824             $242,514
                                                                         ========             ========



3. INVENTORIES
Inventories consist of the following components at February 28:

                                                                          1995                  1994
                                                                        ---------             --------
Raw materials                                                           $ 18,336              $ 16,252
Work in process                                                            3,003                 2,037
Finished goods                                                            86,839                84,055
                                                                        --------              --------
                                                                        $108,178              $102,344
                                                                        ========              ========

Inventories valued using the LIFO method amounted to $77,906 and $70,552 at February 28, 1995 and 1994, respectively. Approximate current cost exceeded LIFO cost by $3,321 and $2,893 at February 28, 1995 and 1994, respectively.

4.DEBT

Long-term debt consists of the following at February 28:

                                                                                1995                 1994
                                                                               --------           --------
$180,000 Unsecured Revolving Credit Facility -
    due 1999; 1995 - 6.3%, 1994 - 4.2%                                         $ 51,000           $124,000
6.68% Unsecured Notes - due 1996                                                 25,000             25,000
6.11% Unsecured Notes - due 2002                                                 27,500                 --
6.50% Unsecured Notes - due 2005                                                 22,500                 --
Industrial Development Revenue Bonds -
    due 2007; 1995 - 4.2%, 1994 - 2.5%                                            6,000              6,000
Other                                                                             5,821              6,646
                                                                               --------           --------
                                                                                137,821            161,646
Less current maturities included
    in short-term debt                                                              573                656
                                                                               --------           --------
                                                                               $137,248           $160,990
                                                                               ========           ========


The $180,000 Unsecured Revolving Credit Facility has an "evergreen" provision allowing the Company to request a one-year extension on each anniversary date. The various debt agreements require the Company to maintain certain financial ratios relating to fixed charge coverage and leverage among others. The following payments are required during the next five fiscal years: 1996 - $25,573; 1997 - $415; 1998 - $208; 1999 - $51,051; 2000 - $2,699.

The 6.68% Unsecured Notes due January, 1996, are classified as long-term debt based on the Company's intent and ability to repay the notes using additional funds available under the $180,000 unsecured revolving credit agreement.

The Company had unused lines of credit, which are mostly uncommitted, of approximately $83,345 with various banks at February 28, 1995.

The weighted average interest rate on short-term debt outstanding at February 28, 1995 and 1994, was 8.8% and 5.1%, respectively.

5. RETIREMENT PLANS AND OTHER BENEFITS

RETIREMENT PLANS The Company provides retirement benefits to substantially all employees through profit sharing and other retirement plans. Profit sharing plans cover employees in the U.S. and Canada. Company contributions to these plans are discretionary. Retirement benefits for employees in other foreign subsidiaries are provided through separate plans often based on local statutes.

The provision for retirement benefit costs charged to earnings was as follows:

                                                                       1995             1994           1993
                                                                       ----             ----           ----
Profit sharing plans                                                  $ 9,103          $ 8,281       $ 9,509
Other retirement plans                                                  1,464            2,098         1,287
                                                                      -------          -------       -------
                                                                      $10,567          $10,379       $10,796
                                                                      =======          =======       =======

The liability for unfunded retirement benefits for all plans combined was $12,986 and $11,185 at February 28, 1995 and 1994, respectively.

POSTRETIREMENT BENEFITS The Company's cost of postretirement benefits other than pensions relates to the payment of Medicare Part B premiums for retirees. In the prior year, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard required the expected cost of retiree benefits be charged to expense during the years employees render service rather than the Company's past practice of recognizing this cost on a pay-as-you-go basis. As part of adopting the new standard, the first quarter of the prior year included a one-time, non-cash charge against earnings of $2,178 before taxes and $1,351 after taxes or $.14 per share. Additionally,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except per-share data
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

5. RETIREMENT PLANS AND OTHER BENEFITS  Continued

expense of $323 was recognized in fiscal years 1995 and 1994. The unfunded accumulated postretirement benefit obligation was $2,685 and $2,453 at February 28, 1995 and 1994, respectively.

POSTEMPLOYMENT BENEFITS In fiscal 1995, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new standard requires the accrual of postemployment benefits during the years an employee provides service to the Company. The current annual expense for these benefits, previously recognized on a pay-as-you-go basis, is not material. The impact of the adoption did not have a material effect on the Company's consolidated financial position.


6. COMMON STOCK AND STOCK PLANS

At February 28, 1995, 5,000,000 shares of $.50 par value Preferred Stock were authorized and unissued, and 15,000,000 shares each of $.50 par value Common Stock and $.50 par value Class B Common Stock were authorized. In April 1995, the Board of Directors recommended, subject to stockholders' approval at the 1995 Annual Meeting, an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 30,000,000.

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

1979 NON-QUALIFIED STOCK OPTION PLAN Under the 1979 Non-Qualified Stock Option Plan, which expired in 1989, options were granted to officers and other key employees of the Company and its subsidiaries to purchase shares from the Company for $1 each. Acquired shares are non-transferable and may be resold at any time, but only to the Company, and must be resold to the Company within 60 days after termination of employment. The repurchase price to be paid by the Company for the shares is the exercise price plus the increase in book value per share from the date of exercise of the option to the date the shares are resold to the Company. The aggregate change in book value for these shares during the year is accrued and charged to earnings. Shares repurchased under this plan during fiscal years 1995, 1994 and 1993 were 3,000; 8,000; and zero, respectively. Shares outstanding under this plan are restricted and excluded from the calculation of the weighted average number of shares outstanding and stockholders' equity per share. Shares outstanding under this plan at February 28, 1995, 1994 and 1993, were 433,000; 436,000; and 444,000, respectively.

1992, 1991 AND 1983 STOCK OPTION PLANS The 1992 Stock Option Plan, which expires in 2002, provides for the grant of incentive stock options (ISOs), non-qualified stock options (NQSOs) and restricted stock to officers and other key employees to purchase up to 1,500,000 shares of the Company's Common Stock. This plan supersedes the 1983 and 1991 Stock Option Plans which expired in fiscal 1993.

The exercise price for ISOs must be 100% of the fair market value of the Company's Common Stock as of the date of grant. The exercise price for NQSOs may be at a price less than the fair market value. Granted options are exercisable in four equal annual installments commencing one year after the date of grant and expire ten years from the date of grant except for options granted under the 1983 Stock Option Plan which expire five years from the date of grant. The Company has the first right to purchase shares acquired by an optionee. The following summarizes the activity of the ISO and NQSO plans for fiscal years 1993, 1994 and 1995:


                              Option Price                            Available
                                Per Share  Outstanding  Exercisable   For Grant
                         ----------------  -----------  -----------   ---------
At February 29, 1992     $18.31 to $34.25      533,456      180,341     218,974
                                                            =======   =========
Granted                            $43.63      269,550
Exercised                $18.31 to $34.25     (152,453)
Cancelled                $29.75 to $34.25      (10,700)
                                              --------
At February 28, 1993     $18.31 to $43.63      639,853      165,690   1,230,450
                                                            =======   =========
Exercised                $18.31 to $34.25      (38,750)
Cancelled                $29.75 to $43.63      (34,600)
                                              --------
At February 28, 1994     $29.75 to $43.63      566,503      273,241   1,249,150
                                                            =======   =========
Granted                  $27.38 TO $32.00      531,634
Exercised                $29.75 TO $34.25      (57,328)
Cancelled                $27.38 TO $43.63      (76,624)
                                              --------
At February 28, 1995     $27.38 TO $43.63      964,185      270,512     702,315
                                              ========      =======   =========

Under the 1992 Stock Option Plan, restricted Common Stock may be granted at no cost to officers and other key employees. Recipients are entitled to cash dividends and to vote the granted shares. Restrictions limit the sale or transfer of these shares during a five-year period whereby the restrictions lapse on 20% of these shares after each of the five years. In fiscal 1994, the Company awarded 30,000 shares of restricted stock which had a fair value at the date of grant of $1,253. In fiscal 1995, restrictions on 6,000 shares expired and no additional shares were granted. Compensation is charged to earnings over the five-year restriction period and amounted to $251 and $209 in fiscal years 1995 and 1994, respectively.

DIRECTORS' STOCK OPTION PLAN Under the Directors' Stock Option Plan, which expires in 1998, a total of 120,000 shares are authorized and each non-employee director is entitled to receive options for 8,000 shares of the Company's Common Stock. Options are issued at the fair market value of the Company's Common Stock on the date of grant and have a term of ten years. Granted options vest over a five-year period. In fiscal years 1995, 1994 and 1993, no options were granted, exercised or cancelled.

There were 54,400; 52,800; and 41,600 options exercisable at February 28, 1995, 1994 and 1993, respectively. Options for 64,000 shares were available for future grants at February 28, 1995, 1994 and 1993. There were 56,000 options (48,000 at $18.06 and 8,000 at $25.13) outstanding at February 28, 1995, 1994 and 1993.

ALL-EMPLOYEE STOCK OPTION PROGRAM The All-Employee Stock Option Program provided for the one-time grant of incentive stock options to each employee (who was on the Company's payroll on March 30, 1992) to purchase 100 shares of the Company's Common Stock. Options become exercisable on March 30, 1997, and expire on March 30, 2002. The Company has the first right to purchase shares acquired by an optionee. The one-time grant included options for 324,100 shares at $35.88. In fiscal years 1995, 1994 and 1993, options for 36,600; 21,600; and
17,700 were cancelled, respectively. There were 248,200; 284,800; and 306,400 options outstanding at February 28, 1995, 1994 and 1993, respectively.

EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan, which expires in 1998, a total of 400,000 shares are authorized for sale to employees. Payroll deductions are accumulated for plan participants and applied to the purchase of shares on a quarterly basis. The price per share is 85% of the lower of the market price at the beginning or end of the quarterly period. In fiscal 1995, 52,391 shares were purchased by employees at $21.41 to $24.92 per share. In fiscal 1994, 50,576 shares were purchased by employees at $21.41 to $35.28 per share. In fiscal 1993, 33,998 shares were purchased by employees at $26.19 to $30.34 per share. At February 28, 1995, there were 190,726 shares available for sale to employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Dollars in thousands
HELENE CURTIS INDUSTSRIES, INC. AND SUBSIDIARIES

1994 STOCK APPRECIATION RIGHT PLAN Under the 1994 Stock Appreciation Right Plan, which was approved at the 1994 Annual Meeting of Stockholders and which expires in 2004, a total of 2,000,000 units were authorized for issuance to officers and other key employees of the Company. A unit is a right which entitles the participant to receive an amount equal to the difference between the fair market value on the date of exercise and the base price of the unit. Units are issued at the fair market value at the date of grant (base price), vest over a four-year period and have a term of five years.

In fiscal 1995, the Company granted 160,348 units, cancelled 3,404 units and recognized compensation expense of $158. At February 28, 1995, there were 156,944 units outstanding and 1,843,056 available for future grants.

7. INCOME TAXES

Earnings before income taxes and cumulative effect of accounting change is comprised of:

                                                                      1995         1994           1993
                                                                   --------       -------       -------
Domestic                                                           $40,632        $22,771       $28,961
Foreign                                                             (4,461)         4,715        11,531
                                                                   -------        -------       -------
                                                                   $36,171        $27,486       $40,492
                                                                   =======        =======       =======


The provision for income taxes is comprised of:

                                                                     1995             1994          1993
                                                                   --------          -------       -------
Currently payable:
  Federal                                                          $13,620           $ 5,227       $ 6,227
  Foreign, including
     taxes withheld                                                  5,124             5,293         8,053
  State                                                              3,219             1,017         1,370
                                                                   -------           -------       -------
                                                                    21,963            11,537        15,650
Deferred                                                            (4,961)            1,656         2,733
                                                                   -------           -------       -------
                                                                   $17,002           $13,193       $18,383
                                                                   =======           =======       =======


The provision for income taxes as shown in the financial statements differs from a provision computed using the statutory rate for the following reasons:

                                                                     1995             1994           1993
                                                                   -------         --------        -------
Statutory rate                                                          35%              35%           34%
                                                                   =======          =======       =======
Tax expense using
  statutory rate                                                   $12,661          $ 9,620       $13,767

Increase (decrease) in taxes
  resulting from:
      State income taxes net
          of federal tax benefit                                     1,850              718           767
      Effect of foreign operations                                   4,013            2,026         2,601
      Other                                                         (1,522)             829         1,248
                                                                   -------          -------       -------
                                                                   $17,002          $13,193       $18,383
                                                                   =======          =======       =======



The components of deferred tax assets and liabilities are as follows at February 28:

                                                        Deferred Tax  Assets        Deferred Tax Liabilities
                                                        --------------------        ------------------------
                                                         1995         1994            1995            1994
                                                        --------     -------        -------         --------
Current:
  Advertising and
     promotion                                           $ 7,457     $ 8,368        $   744          $ 1,030
  Compensation and
     other benefits                                        2,550       2,334             --               --
  Inventories                                              2,081       1,572            338              369
  Accounts receivable                                      1,639       1,280             --               --
  Other                                                    1,984       1,589            441              360
                                                         -------     -------        -------          -------
                                                          15,711      15,143          1,523            1,759
                                                         -------     -------        -------          -------
Noncurrent:
  Depreciation and
     amortization                                          7,377       5,355         25,847           26,499
  Retirement and
     other benefits                                        8,595       7,397             --               --
  Other                                                    1,694       1,041            424              464
                                                         -------     -------        -------          -------
                                                          17,666      13,793         26,271           26,963
                                                         -------     -------        -------          -------
                                                         $33,377     $28,936        $27,794          $28,722
                                                         =======     =======        =======          =======


Deferred tax assets and liabilities are classified in the consolidated balance sheets as follows at February 28:

                                                                                   1995               1994
                                                                                  -------            --------
Assets
  Other current assets                                                            $14,188            $13,384
  Other assets                                                                      3,081              2,060
Liabilities
  Deferred income taxes                                                            11,686             15,230
                                                                                  -------            -------
     Net deferred tax assets                                                      $ 5,583            $   214
                                                                                  =======            =======


8. FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange. Most financial instruments expose the holders to credit risk for non-performance and market risk for changes in interest and currency rates. The Company mitigates credit risk by dealing only with major financial institutions and does not have significant exposure with any single counter-party. Management believes that risk of loss is remote and in any event would be immaterial. The Company manages market risk by limiting the use of derivatives to hedging activities or by limiting the potential exposure to amounts that are not material to the results of operations or cash flows. The Company does not enter into financial instruments for trading or speculative purposes.

The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual dollar cash inflows from intercompany transactions will be adversely impacted by changes in exchange rates. The Company enters into forward contracts and options, generally with maturities of a year or less, to hedge certain firm commitments denominated in foreign currencies (primarily Japanese yen). Gains and losses on forward contracts and premiums paid on options are not significant and are recognized in earnings in the same period as the hedged transaction. The notional amounts of open forward contracts and options were $7,527 and $5,055, at February 28, 1995 and 1994, respectively.

The Company uses various interest rate contracts to maintain the desired proportion of variable-rate versus fixed-rate debt and manage the overall cost of borrowings. The notional amounts of interest rate contracts outstanding were $12,500 and zero, at February 28, 1995 and 1994, respectively. Interest expense under forward rate agreements, and the respective debt instruments which they hedge, are recorded at the net effective interest rate of the hedged transactions. Premiums paid under interest-rate cap agreements are not significant and are amortized to interest expense over the terms of the respective agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except per-share data
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

8. FINANCIAL INSTRUMENTS  Continued

The carrying amount of derivative financial instruments, cash and equivalents, receivables, short-term debt and accounts payable approximates their fair value due to the short-term maturities of these instruments. At February 28, 1995 and 1994, the estimated fair value of long-term debt was $131,922 and $162,223, respectively, compared with a carrying amount of $137,821 and $161,646, respectively. The fair value of long-term debt was estimated based on quoted market prices for debt with similar risk and maturities.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and receivables. Excess cash is deposited with major banks in countries in which the Company does business and invested in high quality short-term financial instruments. The Company sells personal care products to a diverse group of customers throughout the world. In the U.S. and Japan, substantial sales were made to a relatively few large customers with sales to one customer representing 15%, 13% and 11% of consolidated net sales in fiscal years 1995, 1994 and 1993, respectively. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risks of loss. Collateral is generally not required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

9. SUPPLEMENTAL INFORMATION

The following costs are expensed as incurred and classified as part of selling, general and administrative expenses:

                                                                          1995           1994         1993
                                                                         --------      --------     ---------
Advertising                                                              $150,479      $152,309      $147,597
Research and development                                                 $ 26,762      $ 22,474      $ 21,983


10. LEASES

Rental expense under operating leases (principally for computer equipment, research facility, office and warehouse space) for fiscal years 1995, 1994 and 1993 was $17,692, $15,866, and $12,334, respectively. Renewal and purchase options are available on certain of these leases. Future minimum lease payments under noncancellable operating leases at February 28, 1995, are as follows:

1996                                        $ 9,622
1997                                          7,397
1998                                          5,186
1999                                          4,515
2000                                          4,354
Thereafter                                   41,533
                                            -------
                                            $72,607
                                            =======


11. UNAUDITED QUARTERLY FINANCIAL DATA

The following table provides summarized unaudited quarterly financial data:

                                                    First         Second         Third     Fourth
1995                                               Quarter        Quarter       Quarter    Quarter
----                                               --------       -------      --------    ---------
Net sales                                          $265,670       $352,539     $282,370     $365,021
                                                   ========       ========     ========     ========
Gross profit                                       $149,238       $192,964     $155,363     $202,297
                                                   ========       ========     ========     ========
Net earnings                                       $  1,436       $  6,597     $  3,363     $  7,773
                                                   ========       ========     ========     ========
Per share:
    Net earnings                                   $    .15       $    .70     $    .35     $    .82
                                                   ========       ========     ========     ========
    Dividends:
         Common Stock                              $    .06       $    .06     $    .06     $    .06
                                                   ========       ========     ========     ========
         Class B
         Common Stock                              $    .01       $    .06     $    .06     $    .06
                                                   ========       ========     ========     ========

                                                     First         Second        Third        Fourth
1994                                                Quarter        Quarter      Quarter       Quarter
----                                               ---------      --------     ---------     --------
Net sales                                          $243,372       $338,135     $266,918      $338,656
                                                   ========       ========     ========      ========
Gross profit                                       $136,702       $184,821     $146,858      $189,033
                                                   ========       ========     ========      ========
Net earnings (loss):
    Earnings before
         cumulative effect of
         accounting change                         $    834       $  4,236     $  2,777      $  6,446

    Cumulative effect of
         accounting change                           (1,351)            --           --           --
                                                   --------       --------     --------      --------
                                                   $   (517)      $  4,236     $  2,777      $  6,446
                                                   ========       ========     ========      ========
Per share:
    Net earnings (loss):
         Earnings before
             cumulative effect of
             accounting change                     $    .09       $    .44     $    .30      $    .68

         Cumulative effect of
             accounting change                         (.14)            --           --            --
                                                   --------       --------     --------      --------
                                                   $   (.05)      $    .44     $    .30      $    .68
                                                   ========       ========     ========      ========
    Dividends:
         Common Stock                              $    .06       $    .06     $    .06      $    .06
                                                   ========       ========     ========      ========
         Class B
         Common Stock                              $    .01       $    .06     $    .06      $    .06
                                                   ========       ========     ========      ========

12. BUSINESS SEGMENTS

The Company is in the personal care products business, which includes the development, manufacture and sale of brand-name personal care products. The Company markets its products to consumers through supermarkets, mass merchandisers and drugstores, and to beauty salons through distributors. The following table provides information about the Company's continuing operations in different geographic areas:

                                                                         1995           1994          1993
                                                                      ----------    ----------    ----------
Net sales:
    Domestic                                                          $  809,121    $  768,870    $  810,925
                                                                      ----------    ----------    ----------
    Foreign:
        Japan                                                            276,947       249,785       216,179

        Other geographic areas                                           179,532       168,426       140,715
                                                                      ----------    ----------    ----------
                                                                         456,479       418,211       356,894
                                                                      ----------    ----------    ----------
             Consolidated                                             $1,265,600    $1,187,081    $1,167,819
                                                                      ==========    ==========    ==========
Operating profit (loss):
    Domestic                                                          $   59,928    $   36,626    $   52,509
                                                                      ----------    ----------    ----------
    Foreign:
        Japan                                                             12,283        10,917        11,249
        Other geographic areas                                            (5,768)        3,708         7,184
                                                                      ----------    ----------    ----------
                                                                           6,515        14,625        18,433
                                                                      ----------    ----------    ----------
             Consolidated                                                 66,443        51,251        70,942
General corporate expenses                                               (21,339)      (16,125)      (22,683)
Interest expense                                                          (8,933)       (7,640)       (7,767)
                                                                      ----------    ----------    ----------
Earnings before income taxes
    and cumulative effect of
    accounting change                                                 $   36,171    $   27,486    $   40,492
                                                                      ==========    ==========    ==========
Identifiable assets:
    Domestic                                                          $  401,059    $  383,583    $  391,892
                                                                      ----------    ----------    ----------
    Foreign:
        Japan                                                            141,614       125,196       113,749

        Other geographic areas                                            71,338        66,840        57,960
                                                                      ----------    ----------    ----------
                                                                         212,952       192,036       171,709
                                                                      ----------    ----------    ----------
    Corporate                                                             32,821        36,864        36,484
                                                                      ----------    ----------    ----------
             Consolidated                                             $  646,832    $  612,483    $  600,085
                                                                      ==========    ==========    ==========


Operating profit represents net sales less operating expenses and is exclusive of interest, general corporate expenses and income taxes. Export sales and sales between geographic areas were not material in any of the years presented.

TEN-YEAR SUMMARY/COMMON STOCK DATA
HELENE CURTIS INDUSTRIES, INC. AND SUBSIDIARIES

TEN-YEAR SUMMARY Dollars in thousands, except per-share data

Years ended
February 28 or 29,    1995     1994        1993        1992       1991       1990      1989         1988        1987       1986
-----------------------------------------------------------------------------------------------------------------------------------
CONTINUING
  OPERATIONS
Net sales     $1,265,600  $1,187,081  $1,167,819  $1,019,911  $  867,708  $ 690,863  $  584,497  $  458,519  $  373,927  $  336,185
Gross profit  $  699,862  $  657,414  $  653,372  $  565,931  $  493,293  $ 403,380  $  352,406  $  275,068  $  222,729  $  198,959
Gross profit
  percent           55.3%       55.4%       55.9%       55.5%       56.9%      58.4%       60.3%       60.0%       59.6%       59.2%
Earnings
  before
  income
  taxes       $   36,171  $   27,486  $   40,492  $   35,622  $   16,272  $  30,196  $   25,803  $   19,483  $   20,212  $   17,575
Earnings      $   19,169  $   14,293  $   22,109  $   19,236  $    6,502  $  17,446  $   15,224  $   10.618  $   10,157  $    9,139
Earnings per
   share      $     2.02  $     1.51  $     2.33  $     2.04  $      .70      $1.87  $     1.81  $     1.44  $     1.38  $     1.25
Average
  number
  of shares
  outstanding  9,487,237   9,476,484   9,506,541   9,439,493   9,323,897  9,320,787   8,422,052   7,380,286   7,335,316   7,337,998
Dividends
 paid per
 share:
  Common
    Stock     $      .24  $      .24  $      .24  $      .20  $      .20  $    .175  $      .15  $      .15  $      .15          --
  Class B
  Common
  Stock       $      .19  $      .19  $      .19  $      .15  $      .15  $    .125  $      .10  $      .10  $      .10          --
===================================================================================================================================
FINANCIAL
  POSITION
Total assets  $  646,832  $  612,483  $  600,085  $  542,380   $ 479,981  $ 403,476  $  325,193  $  236,662  $  198,182  $  175,483
Working
  capital     $  152,585  $  151,195  $  151,484  $  146,931   $ 121,189  $ 124,467  $   87,283  $   53,309  $   48,926  $   45,972
Current
   ratio             1.6         1.7         1.7         1.7         1.7        2.0         1.7         1.5         1.6         1.7
Long-term
   debt       $  137,248  $  160,990  $  154,438  $  146,412   $ 126,298  $ 108,545  $   50,833  $   32,403  $   28,882  $   29,904
Stock-
   holders'
   equity     $  220,418  $  199,444  $  186,200  $  168,455   $ 150,971  $ 148,826  $  131,795  $   88,827  $   77,408  $   67,286
Stockholders'
  equity
  per share   $    23.36  $    21.12  $    19.85  $    18.07   $   16.36  $   16.21  $    14.44  $    11.98  $    10.54  $     9.17
Return on
  stock-
  holders'
  equity             9.1%        6.7%       12.5%       12.0%        1.1%      12.0%       13.1%       13.0%       14.2%       18.0%
Capital
  expendi-
  tures       $   27,011  $   44,991  $   35,381  $   35,583   $  32,307  $  49,319  $   35,563  $   15,903  $   13,182  $   13,021
===================================================================================================================================

Per-share data reflects a two-for-one stock split in 1990.

COMMON STOCK DATA
Helene Curtis Industries, Inc. shares are traded on the New York Stock Exchange (ticker symbol: HC). The market price ranges and close, by quarter, for the past two fiscal years were:

                                      1995                         1994
-----------------------------------------------------------------------------------
                              HIGH     LOW     CLOSE       HIGH      LOW     CLOSE
-----------------------------------------------------------------------------------
First quarter                28 5/8   22 3/4   27 5/8      43 3/4   32 1/4   33 3/4
Second quarter               34 3/8   27 1/2   33 1/8      34 1/8   25 3/4   26 3/4
Third quarter                36 3/8   31       31 3/4      27 3/4   25       26 1/2
Fourth quarter               34       28 3/4   29          29 1/8   24 7/8   25 3/4

Number of stockholders of record at February 28, 1995: 1,516.

                                       31